Exhibit 99.B(d)(3)(ii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

BLACKROCK ADVISORS, LLC

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)

ING BlackRock Science and Technology Opportunities Portfolio	0.50% on first $200 million combined assets 0.425% on next $300 million 0.40% thereafter